Exhibit 99.1

Innate Pharma Announces Licensing of a Fourth Natural Killer Cell Engager in Oncology to Sanofi

  Sanofi to exercise one option to license a new ANKET® program from Innate; After a research collaboration period, Sanofi will be responsible for all development, manufacturing and commercialization of the program
  Innate to receive €15m as option exercise payment

MARSEILLE, France--(BUSINESS WIRE)--December 19, 2023--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) and Sanofi (NASDAQ: SNY) announced today that Sanofi has exercised its option to license a natural killer (NK) cell engager program in solid tumors from Innate’s ANKET® (Antibody-based NK Cell Engager Therapeutics) platform pursuant to the terms of the research collaboration and license agreement signed in December 2022. Following a research collaboration period, Sanofi will be responsible for all development, manufacturing and commercialization. Sanofi still retains the option to one additional ANKET® target as per the license agreement.

Eric Vivier, Ph.D., DVM, PhD, Senior Vice President, Chief Scientific Officer of Innate Pharma, said: “We have been collaborating with Sanofi since 2016 and together we have made significant progress in advancing multi-specific NK Cell Engagers for the treatment of various cancers with two programs now in the clinic. Building on our partnership with Sanofi, the exercise of this option is another important milestone as we continue to grow our ANKET® platform.”

Under the terms of the December 2022 agreement, Innate will receive a €15m payment for the exercise of this option. Innate Pharma is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

Valeria Fantin, Ph.D., Global Head of Oncology Research at Sanofi, states: “Sanofi is pleased with our collaboration with Innate and continues to be excited at the potential of investigational NK Cell Engagers. The emerging results we have seen show promise at the possibility of offering options to patients who have limited treatments available to them.”

About ANKET®

ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About the Innate-Sanofi research collaboration and license agreements

The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, IPH6101/SAR’579 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and IPH6401/SAR’514 (Trifunctional anti-BCMA NKp46xCD16 NK cell engager). Innate Pharma is eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

As part of the license agreement entered in December 2022, Sanofi licensed IPH62 (B7-H3) and one undisclosed ANKET® programs and has the option for one additional target. Under the terms of the 2022 agreement, Innate Pharma is eligible to up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu